Filed with the U.S. Securities and Exchange Commission on May 10, 2023
1933 Act Registration File No. 333-78275
1940 Act File No. 811-09303

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N 1A
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.
Post-Effective Amendment No. 79

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 80
(Check appropriate box or boxes.)

KINETICS MUTUAL FUNDS, INC.
(Exact Name of Registrant as Specified in Charter)
470 Park Avenue South New York, NY 10016
(Address and Zip Code of Principal Executive Offices)
1-800-930-3828
Registrant’s Telephone Number, including Area Code

Jay Kesslen
470 Park Avenue South New York, NY 10016
(Name and Address of Agent for Service) With a copy to:
Michael P. Malloy, Esq.
Faegre Drinker Biddle & Reath LLP One Logan Square
18th and Cherry Streets Philadelphia, PA 19103-6996

This post-effective amendment will become effective immediately pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 79 to the Registration Statement on Form N-1A (File No. 333-78275) of Kinetics Mutual Funds, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 79 consists only of a facing page, this explanatory note, Part C of the Registration Statement, and exhibits (j)(1) and (n), filed pursuant to Item 28 of the Registration Statement. This Post-Effective Amendment No. 79 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 79 shall become effective immediately upon filing with the Securities and Exchange Commission (the “SEC”). Parts A and B of the Registration Statement, which were filed on April 28, 2023, are hereby incorporated by reference.

KINETICS MUTUAL FUNDS, INC.
PART C
OTHER INFORMATION

ITEM 28.    EXHIBITS

(a)	Articles of Incorporation
	(1)	Articles of Amendment and Restatement, filed September 7, 1999 with Pre-Effective Amendment No. 3 to the Registration Statement.
	(2)	Articles of Amendment to Articles of Amendment and Restatement, filed October 4, 2004 with Post-Effective Amendment No. 15 to the Registration Statement.
	(3)	Articles of Amendment to Articles of Amendment and Restatement, filed May 1, 2008 with Post-Effective Amendment No. 32 to the Registration Statement.
	(4)	Articles Supplementary, filed October 4, 2004 with Post-Effective Amendment No. 15 to the Registration Statement.
	(5)	Articles Supplementary, filed January 31, 2006 with Post-Effective Amendment No. 22 to the Registration Statement.
	(6)	Articles Supplementary, filed April 10, 2007 with Post-Effective Amendment No. 24 to the Registration Statement.
	(7)	Articles Supplementary, filed May 1, 2008 with Post-Effective Amendment No. 32 to the Registration Statement.
	(8)	Articles Supplementary, filed December 30, 2009 with Post-effective Amendment No. 35 to the Registration Statement.
	(9)	Articles Supplementary, filed June 13, 2017 with the Registration Statement on Form N-14 Accession No. 0000891804-17-000450.
(b)		Amended and Restated By-laws, filed September 7, 1999 with Pre-Effective Amendment No. 3 to the Registration Statement.
(c)		Instruments Defining Rights of Security Holders. Incorporated by reference to Articles of Incorporation and Bylaws.
(d)	Investment Advisory Agreements.
(1)
Investment Advisory Agreements between Kinetics Portfolios Trust and Kinetics Asset Management LLC (formerly known as Kinetics Asset Management, Inc.) (Internet, Global, Paradigm, Medical and Small Cap Opportunities Portfolios) incorporated by reference to Registration Statement for Kinetics Portfolios Trust (File No. 811-09923) filed on May 1, 2000.

(1)(i)
Addendums to Investment Advisory Agreements between Kinetics Portfolios Trust and Kinetics Asset Management LLC (formerly known as Kinetics Asset Management, Inc.) (Internet, Global, Paradigm, Medical and Small Cap Opportunities Portfolios) incorporated by reference to Amendment No. 5 to Registration Statement for Kinetics Portfolios Trust (File No. 811‑09923) filed on May 1, 2002.

(2)
Investment Advisory Agreement between Kinetics Portfolios Trust and Kinetics Asset Management LLC (formerly known as Kinetics Asset Management, Inc.) (Market Opportunities Portfolio) incorporated by reference to Amendment No. 13 to Registration Statement for Kinetics Portfolios Trust (File No. 811-09923) filed on May 1, 2006.

(3)
Investment Advisory Agreement between Kinetics Portfolios Trust and Kinetics Asset Management LLC (formerly known as Kinetics Asset Management, Inc.) (Water Infrastructure Portfolio) incorporated by reference to Amendment No. 16 to Registration Statement for Kinetics Portfolios Trust (File No. 811-09923) filed on June 29, 2007.

(4)
Investment Advisory Agreement between Kinetics Portfolios Trust and Kinetics Asset Management LLC (formerly known as Kinetics Asset Management, Inc.) (Multi-Disciplinary Portfolio) incorporated by reference to Amendment No. 17 to Registration Statement for Kinetics Portfolios Trust (File No. 811-09923) filed on February 8, 2008.

	(5)	Investment Advisory Agreement between Kinetics Mutual Funds, Inc. and Kinetics Asset Management LLC, filed April 30, 2018 with Post-Effective Amendment No. 69 to the Registration Statement.
	(6)	Expense Reimbursement Agreement between Kinetics Mutual Funds, Inc. and Kinetics Asset Management, LLC, filed April 30, 2018 with Post-Effective Amendment No. 69 to the Registration Statement.
	(7)	Investment Advisory Agreement between Kinetics Internet Fund (Cayman) and Kinetics Asset Management LLC, filed April 30, 2018 with Post-Effective Amendment No. 69 to the Registration Statement.
	(8)	Investment Advisory Agreement between Kinetics Global Fund (Cayman) and Kinetics Asset Management LLC, filed April 30, 2018 with Post-Effective Amendment No. 69 to the Registration Statement.
	(9)	Investment Advisory Agreement between Kinetics Paradigm Fund (Cayman) and Kinetics Asset Management LLC, filed April 30, 2018 with Post-Effective Amendment No. 69 to the Registration Statement.
(10)
Investment Advisory Agreement between Kinetics Small Cap Opportunities Fund (Cayman) and Kinetics Asset Management LLC, filed April 30, 2018 with Post-Effective Amendment No. 69 to the Registration Statement.

(11)
Investment Advisory Agreement between Kinetics Market Opportunities Fund (Cayman) and Kinetics Asset Management LLC, filed April 30, 2018 with Post-Effective Amendment No. 69 to the Registration Statement.

	(12)	Investment Advisory Agreement between Kinetics Internet Corporation and Kinetics Asset Management LLC, filed May 7, 2020 with Post-Effective Amendment No. 74 to the Registration Statement.
	(13)	Investment Advisory Agreement between Kinetics Global Corporation and Kinetics Asset Management LLC, filed May 7, 2020 with Post-Effective Amendment No. 74 to the Registration Statement.
	(14)	Investment Advisory Agreement between Kinetics Market Opportunity Corporation and Kinetics Asset Management LLC, filed May 7, 2020 with Post-Effective Amendment No. 74 to the Registration Statement.
(e)	Underwriting Contracts
(1)
Distribution Agreement between Kinetics Mutual Funds, Inc. and Kinetics Funds Distributor, LLC dated September 15, 2000, filed October 4, 2004 with Post-Effective Amendment No. 15 to the Registration Statement.

(1)(i)
Schedule A dated December 18, 2009 to the Distribution Agreement between Kinetics Mutual Funds, Inc. and Kinetics Funds Distributor, LLC, filed April 30, 2010 with Post-Effective Amendment No. 37 to the Registration Statement.

(1)(ii)
Form of Amended Schedule A to the Distribution Agreement between Kinetics Mutual Funds, Inc. and Kinetics Funds Distributor, LLC, filed June 13, 2017 with the Registration Statement on Form N-14 Accession No. 0000891804-17-000450.

(2)
Sub-Distribution Agreement among Kinetics Mutual Funds, Inc., Kinetics Funds Distributor, LLC and Quasar Distributors, LLC dated September 20, 2000. filed October 4, 2004 with Post-Effective Amendment No. 15 to the Registration Statement.

(2)(i)
Fourth Amendment dated December 18, 2009 to the Sub-Distribution Agreement among Kinetics Mutual Funds, Inc., Kinetics Funds Distributor, LLC and Quasar Distributors, LLC dated September 20, 2000, filed December 30, 2009 with Post-Effective Amendment No. 35 to the Registration Statement.

(2)(ii)
Fifth Amendment to the Sub-Distribution Agreement between Kinetics Mutual Funds Distributor, LLC and Quasar Distributors, LLC, filed April 30, 2018 with Post-Effective Amendment No. 69 to the Registration Statement.

(f)	Bonus or Profit Sharing Contracts. Not applicable.
(g)	Custodian Agreements
(1) Amended and Restated Custody Agreement between Registrant, Kinetics Portfolios Trust and U.S. Bank N.A., filed April 30, 2018 with Post-Effective Amendment No. 69 to the Registration Statement.
(1)(i)
Amendment to the Amended and Restated Custody Agreement between Registrant, Kinetics Portfolios Trust and U.S. Bank, N.A. dated September 1, 2019, filed May 7, 2020 with Post-Effective Amendment No. 74 to the Registration Statement.

(1)(ii)
Form of Amended and Restated Custody Agreement between Registrant, Kinetics Portfolios Trust and U.S. Bank N.A., filed April 28, 2023 with Post-Effective Amendment No. 78 to the Registration Statement.

(h)	Other Material Contracts
(1)
Fund Administration Servicing Agreement between Registrant and U.S. Bancorp Fund Services, LLC dated January 1, 2002, filed June 29, 2007 with Post-Effective Amendment No. 27 to the Registration Statement.

(1)(i)
Eighth Amendment to Fund Administration Servicing Agreement between Registrant and U.S. Bancorp Fund Services, LLC, filed April 30, 2018 with Post-Effective Amendment No. 69 to the Registration Statement.

(1)(ii)
Amendment to the Fund Administration Servicing Agreement between Registrant and U.S. Bancorp Fund Services, LLC dated September 1, 2019, filed May 7, 2020 with Post-Effective Amendment No. 74 to the Registration Statement.

(1)(iii)
Amendment to the Fund Administration Servicing Agreement between Registrant and U.S. Bancorp Fund Services, LLC dated January 24, 2023, filed April 28, 2023 with Post-Effective Amendment No. 78 to the Registration Statement.

(2)
Fund Accounting Servicing Agreement among Registrant, Kinetics Portfolios Trust and U.S. Bancorp Fund Services, LLC dated December 15, 2005, filed January 31, 2006 with Post-Effective Amendment No. 22 to the Registration Statement.

(2)(i)
Sixth Amendment to Fund Accounting Servicing Agreement among Registrant, Kinetics Portfolios Trust and U.S. Bancorp Fund Services, LLC, filed April 30, 2018 with Post-Effective Amendment No. 69 to the Registration Statement.

(2)(ii)
Amendment to the Fund Accounting Servicing Agreement between Registrant and U.S. Bancorp Fund Services, LLC dated September 1, 2019, filed May 7, 2020 with Post-Effective Amendment No. 74 to the Registration Statement.

(2)(iii)
Form of Amendment to the Fund Accounting Servicing Agreement between Registrant and U.S. Bancorp Fund Services, LLC dated April 25, 2023, filed April 28, 2023 with Post-Effective Amendment No. 78 to the Registration Statement.

(3)
Transfer Agent Servicing Agreement between Registrant and U.S. Bancorp Fund Services, LLC dated December 18, 2009, filed December 30, 2009 with Post-Effective Amendment No. 35 to the Registration Statement.

(3)(i)	Amendment to the Transfer Agent Servicing Agreement between Registrant and U.S. Bancorp Fund Services, LLC, filed April 30, 2018 with Post-Effective Amendment No. 69 to the Registration Statement.
(3)(ii)
Amendment to the Transfer Agent Servicing Agreement between Registrant and U.S. Bancorp Fund Services, LLC dated September 1, 2019, filed May 7, 2020 with Post-Effective Amendment No. 74 to the Registration Statement.

(3)(iii)
Amendment to the Transfer Agent Servicing Agreement between Registrant and U.S. Bancorp Fund Services, LLC dated January 24, 2023, filed April 28, 2023 with Post-Effective Amendment No. 78 to the Registration Statement.

(4)
Shareholder Servicing Agreement between Registrant and Kinetics Asset Management LLC (formerly known as Kinetics Asset Management, Inc.) with respect to the No Load, Advisor Class A, B and C Shares, filed May 1, 2006 with Post-Effective Amendment No. 23 to the Registration Statement.

(4)(i)
Schedule A dated December 18, 2009 to Shareholder Servicing Agreement between Registrant and Kinetics Asset Management LLC (formerly known as Kinetics Asset Management, Inc.), filed December 30, 2009 with Post-Effective Amendment No. 35 to the Registration Statement.

(4)(ii)
Amended Schedule A to Shareholder Servicing Agreement between Registrant and Kinetics Asset Management LLC with respect to the No Load, Advisor Class A and No Load Class Shares, filed April 30, 2018 with Post-Effective Amendment No. 69 to the Registration Statement.

(5)
Shareholder Servicing Agreement between Registrant and Kinetics Asset Management LLC (formerly known as Kinetics Asset Management, Inc.) with respect to the Institutional Share Class, filed April 29, 2005 with Post-Effective Amendment No. 18 to the Registration Statement.

(5)(i)
Amended and Restated Shareholder Servicing Agreement between Registrant and Kinetics Asset Management LLC with respect to Institutional Class Shares, filed April 30, 2018 with Post-Effective Amendment No. 69 to the Registration Statement.

(5)(ii)
Waiver and Reimbursement Agreement with respect to the Shareholder Servicing Agreement for the Institutional Share Class dated December 18, 2009, filed December 30, 2009 with Post-Effective Amendment No. 35 to the Registration Statement.

(5)(iii)
Amendment to Waiver and Reimbursement Agreement with respect to the Shareholder Servicing Agreement for the Institutional Class, filed April 30, 2018 with Post-Effective Amendment No. 69 to the Registration Statement.

	(6)	Agreement of the Joint Insureds among Registrant, Kinetics Portfolios Trust and The Internet Fund, Inc., filed September 7, 1999 with Pre-Effective Amendment No. 3 to the Registration Statement.

	(7)	Power of Attorney, filed April 26, 2013 with Post-Effective Amendment No. 46 to the Registration Statement.

(i)	Legal Opinions.
	(1)	Legal opinion dated October 4, 2004, filed October 4, 2004 with Post-Effective Amendment No. 15 to the Registration Statement.
	(2)	Legal opinion dated January 31, 2006, filed January 31, 2006 with Post-Effective Amendment No. 22 to the Registration Statement.
	(3)	Legal opinion dated April 10, 2007, filed April 10, 2007 with Post-Effective Amendment No. 24 to the Registration Statement.
	(4)	Legal opinion dated November 16, 2007, filed November 16, 2007 with Post-Effective Amendment No. 28 to the Registration Statement.
	(5)	Legal opinion dated December 8, 2017, filed December 8, 2017 with Post-Effective Amendment No. 66 to the Registration Statement.
(j)	Other Opinions.
	(1)	Consent of Counsel, filed herewith.
	(2)	Consent of Independent Registered Public Accounting Firm filed April 28, 2023 with Post-Effective Amendment No. 78 to the Registration Statement.
(k)	Omitted Financial Statements. Not applicable.
(l)	Initial Capital Understanding, filed September 7, 1999 with Pre-Effective Amendment No. 3 to the Registration Statement.
(m)	Rule 12b-1 Plans.
	(1)	Retail Distribution Plan for Advisor Class A Shares (12b-1 Plan), filed February 8, 2008 with Post-Effective Amendment No. 30 to the Registration Statement.
	(1)(i)	Exhibit A to the Retail Distribution Plan for Advisor Class A Shares, filed December 30, 2009 with Post-Effective Amendment No. 35 to the Registration Statement.
	(1)(ii)	Amended Exhibit A to the Retail Distribution Plan for Advisor Class A Shares, filed April 30, 2018 with Post-Effective Amendment No. 69 to the Registration Statement.
	(2)	Retail Distribution Plan for Advisor Class C Shares (12b-1 Plan), filed February 8, 2008 with Post-Effective Amendment No. 30 to the Registration Statement.
	(2)(i)	Exhibit A to the Retail Distribution Plan for Advisor Class C Shares, filed December 30, 2009 with Post-Effective Amendment No. 35 to the Registration Statement.
	(2)(ii)	Amended Exhibit A to the Retail Distribution Plan for Advisor Class C Shares (12b-1 Plan), filed April 30, 2018 with Post-Effective Amendment No. 69 to the Registration Statement.
(n)	Amended Rule 18f-3 Plan - filed herewith.
(o)	Reserved.
(p)	Code of Ethics.

(1)
Code of Ethics for Kinetics Portfolio Trust, Kinetics Mutual Funds, Inc., Kinetics Funds Distributor, LLC, KBD Securities, LLC, Kinetics Asset Management LLC and Kinetics Advisers, LLC, filed April 30, 2021 with Post-Effective Amendment No. 76 to the Registration Statement.

ITEM 29.    PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT
    Registrant is controlled by its Board of Directors.

ITEM 30.    INDEMNIFICATION
    Reference is made to the Ninth paragraph of Registrant’s Articles of Amendment and Restatement, Article VIII of Registrant’s Amended and Restated By-Laws, and Paragraph 10(a) of the Distribution Agreement between Registrant and Kinetics Funds Distributor, LLC. With respect to the Registrant, the general effect of these provisions is to indemnify any person (trustee, director, officer, employee or agent, among others) who was or is a party to any proceeding by reason of their actions performed in their official or duly authorized capacity on behalf of the Company. With respect to Kinetics Funds Distributor, LLC, the general effect of the relevant provisions is to indemnify those entities for claims arising out of any untrue statement or material fact contained in the Funds’ Registration Statement, reports to shareholders or advertising and sales literature.

    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 31.    BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER:
    Horizon Kinetics Asset Management LLC is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Information regarding the business, vocation or employment of a substantial nature of the Adviser and its officers is incorporated by reference to the information contained in Statement of Additional Information of this Registration Statement.

ITEM 32.    PRINCIPAL UNDERWRITERS:

(a) As of the date of this filing, Kinetics Funds Distributor, LLC (“KFD”), Distributor for shares of the Registrant, also serves as the private placement agent for Kinetics Portfolios Trust.

(b) To the best of Registrant’s knowledge, the directors and executive officers of KFD are as follows:

Name and Principal Business Address	Position and Offices with Kinetics Funds Distributor, LLC	Positions and Offices with Registrant
Jay Kesslen 470 Park Avenue South New York, New York 10016	General Counsel, SVP, AML Officer	Vice President, Assistant Secretary and AML Officer
Francine Pollack 470 Park Avenue South New York, New York 10016	Chief Compliance Officer and Designated Principal	N/A
Leonid Polyakov 470 Park Avenue South New York, New York 10016	Director	Trustee, Treasurer

(c) None.

ITEM 33.    LOCATION OF ACCOUNTS AND RECORDS:
All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), and Rules 31a‑1 through 31a-3 promulgated thereunder are maintained at the following locations:

Records Relating to:	Are located at:
Registrant’s fund accountant, administrator and transfer agent	U.S. Bancorp Fund Services, LLC 615 East Michigan Street Milwaukee, WI 53202
Registrant’s investment adviser	Horizon Kinetics Asset Management LLC 470 Park Avenue South New York, NY 10016
Registrant’s custodian	U.S. Bank N.A. 1555 N. RiverCenter Drive, Suite 302 Milwaukee, WI 53212

ITEM 34.    MANAGEMENT SERVICES:
    Not applicable.

ITEM 35.    UNDERTAKINGS:
    Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act, the Registrant, Kinetics Mutual Funds, Inc. has duly caused this Post-Effective Amendment No. 79 to its Registration Statement to be signed below on its behalf by the undersigned, duly authorized, in the City of New York and State of New York, on the 10th day of May, 2023.

KINETICS MUTUAL FUNDS, INC.

/s/ Peter B. Doyle*
Peter B. Doyle, President

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 79 to its Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME	TITLE	DATE

Peter B. Doyle*	Director, President,	May 10, 2023
Peter B. Doyle	Chairman of the Board

Douglas Cohen*	Director	May 10, 2023
Douglas Cohen

William J. Graham*	Director	May 10, 2023
William J. Graham

Steven T. Russell*	Director	May 10, 2023
Steven T. Russell

Murray Stahl*	Director and Secretary	May 10, 2023
Murray Stahl

Joseph E. Breslin*	Director	May 10, 2023
Joseph E. Breslin

James Breen*	Director	May 10, 2023
James M. Breen

Leonid Polyakov*	Director and Treasurer	May 10, 2023
Leonid Polyakov
*By: /s/ Jay Kesslen
Attorney-In-Fact pursuant to the Power of Attorney.

Resolution of the Board of Directors of Kinetics Mutual Funds, Inc. (the “Company”)

RESOLVED, that the officers of the Company who may be required to execute any amendments to the Company’s Registration Statement be, and each hereby is, authorized to execute a power of attorney appointing Jay Kesslen, their true and lawful attorney, to execute in their name, place and stead, in their capacity as Director or officer of the Company, any and all amendments to the Company’s Registration Statements, and all instruments necessary or incidental in connection therewith, and to file the same with the Securities and Exchange Commission; and said attorney shall have the power to act thereunder and shall have full power of substitution and resubstitution; and to do and perform in their name and on their behalf, in any and all capacities, every act whatsoever requisite or necessary to be done in the premises, as fully and to all intents and purposes as they might or could do in person, said acts of said attorney, being hereby ratified and approved.

The foregoing is certified as the true and correct resolution of the Board of Directors of the Company, duly adopted on March 6, 2020 and reapproved on March 10, 2023.

/s/ Jay Kesslen_______
Jay Kesslen
Assistant Secretary and Vice President of the Company

Dated: March 10, 2023

Exhibit Index

Exhibit No.	Description
(j)(1)	Consent of Counsel
(n)	Rule 18f-3 Plan